Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 2 DATED JUNE 10, 2015

TO THE PROSPECTUS DATED APRIL 28, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2015 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 27, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A.	Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following new subsection is inserted immediately after the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Corporate Line of Credit” on page 96 of the Prospectus:

Joint Venture Senior Credit Facility

On June 5, 2015, the BTC Partnership, through a wholly-owned subsidiary, which we refer to as the borrower, entered into an $80.0 million senior secured revolving credit facility agreement, which we refer to as the “Senior Credit Facility,” with Regions Bank, as Administrative Agent, and U.S. Bank National Association, as Syndication Agent, which we refer to as “US Bank,” led by Regions Capital Markets and US Bank, as Co-Lead Arrangers. The initial lenders are Regions Bank and US Bank, which we refer to collectively as the lenders. The Senior Credit Facility provides the borrower with the ability to increase the size of the Senior Credit Facility by an additional $220.0 million, up to a total of $300.0 million, on up to five occasions within twenty-four months of closing, subject to receipt of lender commitments and other conditions. The maturity date of the Senior Credit Facility is June 5, 2018, and may be extended pursuant to two one-year extension options, subject to the satisfaction of certain financial covenants and other customary conditions and the payment of extension fees. At borrower’s election, borrowings under the Senior Credit Facility will be charged interest based on a rate equal to either (a) the greatest of (i) the prime rate announced by Regions Bank, (ii) the Federal Funds Effective Rate plus 0.5% per annum and (iii) the Adjusted LIBO Rate plus 1% per annum, plus a margin of either 1.10% or1.25% (depending on the pool debt yield), or (b) the Adjusted LIBO Rate plus a margin of either 2.10% or 2.25% (depending on the pool debt yield). Following the closing of the Senior Credit Facility and the conversion of certain initial borrowings, the then applicable rate of interest will be equal to LIBOR plus 210 basis points. Borrowings under the Senior Credit Facility are available for general working capital purposes including real estate acquisitions, development and redevelopment of real estate, capital expenditures, tenant improvements, leasing commissions and other corporate purposes.

The Senior Credit Facility is secured by first mortgage liens on certain properties owned by subsidiaries of the BTC Partnership which make up the “borrowing base” as well as the pledge of the membership interests in certain subsidiaries owned by the BTC Partnership.

Borrowings under the Senior Credit Facility are jointly and severally guaranteed by the BTC Partnership and certain of its subsidiaries. Additionally, subject to certain limitations, the Operating Partnership has severally guaranteed the payment of 51% of certain interest shortfalls arising under the Senior Credit Facility. An interest shortfall may arise if the accrued and unpaid interest owed to the lenders by the borrower exceeds the sum of (a) the aggregate net cash flow before debt service realized from certain borrowing base properties and (b) certain availability under the Senior Credit Facility to fund interest shortfalls.

The Senior Credit Facility requires the maintenance of certain financial covenants, including covenants concerning: (a) consolidated tangible net worth; (b) consolidated fixed charge coverage ratio; (c) consolidated leverage ratio; (d) secured recourse indebtedness; (e) minimum liquidity; (f) minimum pool debt yield from the properties in the borrowing base; and (g) certain limitations on and requirements for the inclusion of the value of properties included in the borrowing base. In addition, the Senior Credit Facility contains customary affirmative and negative covenants of the borrower, which, among other things, require the borrower to deliver certain information to the lenders, including without limitation, specified quarterly and annual financial information, material litigation and certain material governmental proceedings or investigations, and limit the borrower, and in some cases the BTC Partnership and certain subsidiaries of the borrower, subject to various exceptions and thresholds, from: (i) creating liens (other than certain permitted liens) on the properties included in the borrowing base and pledged to secure the facility; (ii) merging with other companies or changing ownership interest; (iii) selling any assets or properties to a non-affiliate other than in a bona fide arms-length transaction; (iv) requiring the Company to own at least 10% of the limited partnership interest and 100% of the general partner interest in the BTC Partnership; (v) entering into transactions with affiliates, except on an arms-length basis; (vi) making certain types of investments; (vii) if in default under the Senior Credit Facility, paying certain distributions or certain other payments to affiliates; (viii) incurring certain indebtedness; and (ix) changing the nature of the borrower’s business.

The Senior Credit Facility permits voluntary prepayment of principal and accrued interest subject to the payment of certain of the lenders’ costs under certain circumstances. The Senior Credit Facility contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Senior Credit Facility, the lenders may accelerate the repayment of amounts outstanding under the Senior Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

The borrower will be required to pay certain fees and expenses to the lenders in connection with the Senior Credit Facility. The borrower must indemnify and hold harmless the Administrative Agent, the Co-Lead Arrangers, each lender and their respective affiliates, partners, directors, officers, employees, agents and advisors from and against losses, claims, damages, liabilities and expenses arising out of or relating to the Senior Credit Facility and the borrower’s use of loan proceeds or the commitments, except to the extent such event arises out of such indemnified party’s gross negligence or willful misconduct.